TriSalus Life Sciences, Inc.

6272 W. 91st Ave.

Westminster, Colorado 80031

June 20, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F. Street N.E.

Washington, D.C. 20549-3010

Attention: Conlon Danberg

Re:	TriSalus Life Sciences, Inc.
Registration Statement on Form S-1
File No. 333-280197

Ladies and Gentlemen:

TriSalus Life Sciences, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Friday, June 21, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Carlos Ramirez of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Carlos Ramirez of Cooley LLP, counsel to the Registrant, at (858) 550-6157.

[Signature Page Follows]

Very truly yours,

TRISALUS LIFE SCIENCES, INC.

By:	/s/ Mary Szela
Name: Mary Szela
Title: Chief Executive Officer

cc:	Carlos Ramirez, Cooley LLP
Matthew T. Browne, Cooley LLP

[Company Signature Page to Acceleration Request]